EXHIBIT 99.1

HEXO launches first of its kind Bake Sale value brand

OTTAWA, April 06, 2021 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO”, or the “Company”) (TSX: HEXO; NYSE: HEXO) is proud to launch its latest brand, Bake Sale. Bake Sale offers Canadian consumers one of the lowest prices per gram in the country, in some cases as much as 20% less than competitor’s products.

The first of its kind, Bake Sale was created for value seekers and is ideally suited for cannabis cooking consumers who are perfecting recipes or experimenting with decarboxylation and infused food for the first time. The affordable large-format products also offer consumers convenience and the ability to blend with and extend their higher potency product to extend their current stash.

“Bake Sale is HEXO’s latest market disruptor,” said HEXO CEO and co-founder, Sebastien St-Louis. “The brand’s low price point and approachable potency should allow HEXO to capture even more consumer segments and support HEXO’s continued quest to increase market share across the country. Initial response from provincial boards has been extremely positive, and we hope for a similarly excellent response from Canadian consumers with an increase in sales to follow.”

The initial launch will feature two varieties, All Purpose Flower Sativa and All Purpose Flower Indica, in a 28 g format. The Company has plans to expand the Bake Sale product line with additional blends and formats in the coming months.

HEXO is committed to playing an important role in eliminating the black market and in protecting public health and safety. Bake Sale joins HEXO’s other Powered by HEXOTM brands on the mission to provide high-quality product at an affordable price. To learn more, please visit @bake_sale_ca.

About HEXO Corp (TSX: HEXO; NYSE: HEXO)

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

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